SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

Agilysys, Inc.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

00847J105

(CUSIP Number)

Christopher P. Davis, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital One LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,418,447

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,418,447

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,418,447

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael A. Kaufman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,418,447

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

4,418,447

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

4,418,447

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.2%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MAK Capital Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,646,161

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,646,161

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

2,646,161

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Paloma International L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,772,286

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,772,286

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,772,286

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Donald Sussman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,772,286

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,772,286

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

REPORTING PERSON

1,772,286

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, without par value (the “Common Stock”), of Agilysys, Inc. (the “Issuer”), beneficially owned by the Reporting Persons (as defined below) as of January 4, 2010 and amends and supplements the Schedule 13D filed on July 1, 2008, as previously amended (collectively, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda limited partnership (“MAK Fund”), Michael A. Kaufman, a United States citizen (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership (“Paloma”), and S. Donald Sussman, a United States citizen (“Mr. Sussman,” and collectively, the “Reporting Persons”).

The Reporting Persons collectively beneficially own 4,418,447 shares of Common Stock representing 19.2% percent of the outstanding shares of Common Stock. The MAK Fund individually owns 2,646,161 shares of Common Stock representing 11.5% of the outstanding shares of Common Stock. Paloma individually owns 1,772,286 shares of Common Stock representing 7.7% of the outstanding shares of Common Stock. Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

ITEM 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented by the following:

On November 19, 2009, the Reporting Persons and other related entities submitted an Acquiring Person Statement to the Issuer under the Ohio Control Share Acquisition Statute. The Acquiring Person Statement requests that the Issuer call a shareholder meeting for the Issuer’s shareholders to vote on whether the Reporting Persons may acquire additional shares of Common Stock to increase their beneficial ownership of the outstanding shares to more than 20% but less than 33 1/3% (the “Share Acquisition”). A copy of the Acquiring Person Statement is attached hereto as Exhibit D and is incorporated herein by reference (and was previously filed as an exhibit to Amendment No.1 to this Schedule 13D). There can be no assurance that the Reporting Persons will be able to complete the purchases of the additional shares of Common Stock contemplated by the Share Acquisition, or that market conditions, market prices, developments with the Issuer, changes in the Issuer’s prospects or other factors will not render such purchases financially undesirable to the Reporting Persons.

On November 20, 2009, the Issuer announced that it would hold a special meeting of the Issuer’s shareholders on January 5, 2010 to vote on the Share Acquisition (the “Special Meeting”). On December 18, 2009, MAK Fund, Paloma and the Issuer entered into an agreement to reschedule the date of the Special Meeting until such time as shall be mutually agreed upon by the parties thereto in order to permit sufficient time for the shareholders of the Issuer to consider definitive proxy materials and to vote their shares with respect to the Share Acquisition. As of the date hereof, no new date has been set for the Special Meeting.

As of December 31, 2009, MAK Fund and Paloma entered into a Voting Trust Agreement (the “Voting Trust Agreement”) with Computershare Trust Company, N.A. a national banking association (“CTC”). Pursuant to the Voting Trust Agreement, any shares of Common Stock acquired by the Reporting Persons within 360 days following Issuer shareholder approval of the Share Acquisition and which, when added with other shares of Common Stock beneficially owned by the Reporting Persons, represent more than 19.99% of the then outstanding Common Stock (“Excess Shares”) shall be transferred into a trust. CTC will act as trustee of such trust pursuant to the terms of the Voting Trust Agreement. Pursuant to the Voting Trust Agreement, which provides in relevant part as follows:

1.

For so long as the Voting Trust Agreement is in effect, if at any time there is a shareholder vote to approve a merger, consolidation, conversion, sale or disposition of stock, a sale or disposition of assets or other business combination transaction that requires the approval of two-thirds of the voting power of the Issuer, CTC shall vote the Excess Shares representing more than 20% of the then outstanding shares of the Issuer eligible to vote for such transaction (the “20% Excess Shares”), solely in connection with a shareholder vote in favor of or against or abstaining from voting with respect to such transaction, in the same proportion as those shares that are not 20% Excess Shares are voted by the Issuer’s shareholders (including the Reporting Persons’ shares that are not 20% Excess Shares).

2.

For so long as the Voting Trust Agreement is in effect, if at any time there is a shareholder vote to approve any transaction or other action not described in paragraph 1 above, that requires the approval of two-thirds of the voting power of the Issuer, CTC shall vote the Excess Shares representing more than 25% of the then outstanding shares of the Issuer eligible to vote for such transaction (the “25% Excess Shares”), solely in connection with a shareholder vote in favor of or against or abstaining from voting with respect to such Other Transaction in the same proportion as shares that are not 25% Excess Shares are voted by the Issuer’s shareholders (including the Reporting Persons’ shares that are not 25% Excess Shares). Any other Excess Shares shall be voted according to the instructions of the Reporting Persons.

3.	The Voting Trust Agreement shall become effective at (and not before) the time on which the Issuer’s shareholders approve the Share Acquisition.
4.

The Voting Trust Agreement shall terminate (a) if the Share Acquisition is not approved; (b) if the vote necessary to approve all forms of transactions described in paragraphs 1 and 2 above is lowered to the affirmative vote of a majority of the then outstanding shares (from two-thirds); (c) if the MAK Fund/Paloma group dissolves and is no longer deemed a group under Section 13(d) of the Securities Exchange Act of 1934, as amended, provided that the Voting Trust Agreement will remain in effect for either the MAK Fund or the Paloma group if at the time of such dissolution, the MAK Fund or Paloma group beneficially owns at least 20% of the then outstanding shares; (d) on the tenth anniversary of the Voting Trust Agreement (provided that the agreement shall be extended for five additional years if the Reporting Persons continue to beneficially own greater than 20% of the then outstanding shares; or (e) at any time that any person (other than the Reporting Persons) beneficially owns greater than 20% of the then outstanding shares, provided that the Voting Trust Agreement shall not terminate if such person shall prior to acquiring such shares in excess of 20% enter into a voting agreement that restricts such person’s ability to vote such shares in a manner that is at least as restrictive as the provisions applicable to the Reporting Persons under the Voting Trust Agreement.

5.

CTC shall receive from the Reporting Persons reasonable compensation as agreed upon from time to time and reimbursement of all reasonable expenses incurred in performing its services under the Voting Trust Agreement.

A copy of the Agreement is attached hereto as Exhibit E and is incorporated herein by reference.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as described in Item 4, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A –Joint Filing Agreement (previously filed)

Exhibit B – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days (previously filed)

Exhibit C – Power of Attorney

Exhibit D – Acquiring Person Statement (previously filed)

Exhibit E – Voting Trust Agreement

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	January 5, 2010

MAK CAPITAL ONE L.L.C.

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

/s/ Michael A. Kaufman Michael A. Kaufman

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., general partner

By: /s/ Michael J. Berner
Michael J. Berner, Vice President

S. DONALD SUSSMAN

By: /s/ Michael J. Berner
Michael J. Berner, Attorney-in-Fact

EXHIBIT C

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Michael J. Berner and Douglas W. Ambrose as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of May 9, 2006.

/s/ S. Donald Sussman

S. Donald Sussman

ACKNOWLEDGEMENT IN CONNECTICUT

STATE OF CONNECTICUT, COUNTY OF FAIRFIELD ss.:

On May 9, 2006, before me, the undersigned personally appeared, S. Donald Sussman, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/  Diane R. Erickson, Notary Public

(signature and office of
individual taking acknowledgement

EXHIBIT E

VOTING TRUST AGREEMENT

THIS VOTING TRUST AGREEMENT (this “Agreement”), dated as of December 31, 2009, is by and among MAK Capital Fund LP, a Bermuda limited partnership and its Affiliates (“MAK”) and Paloma International L.P., a Delaware limited partnership which is the parent of Sunrise Partners Limited Partnership, a Delware limited partnership (“Paloma,” and together with MAK, the “MAK Shareholders), and Computershare Trust Company, N.A. a national banking association, as trustee (the “Trustee”).

RECITALS

WHEREAS, the MAK Shareholders collectively beneficially own 4,418,447 shares of common stock, without par value (the “Common Stock”) of Agilysys, Inc., an Ohio corporation (the “Company”), representing approximately 19.18% of the issued and outstanding shares of Common Stock;

WHEREAS, in accordance with Section 1701.831 of the Ohio Revised Code (the “Control Share Acquisition Statute”), the Company has called a special meeting of the Company’s shareholders in order to hold a vote to authorize whether the MAK Shareholders may acquire additional shares of the Common Stock that, when added to the MAK Shareholders current share ownership, would equal one-fifth or more (but less than one-third) of the Company’s voting power in the election of directors (the “Share Acquisition”);

WHEREAS, the MAK Shareholders are willing to place shares of Common Stock representing “Excess Shares” (as defined herein) in the voting trust created by this Voting Trust Agreement (the “Voting Trust”);

NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and affirmed, MAK Shareholders do hereby assign, convey, transfer and deliver to the Trustee, Ten Dollars ($10.00) (the “Initial Cash Amount”) and such other property acceptable to the Trustee as the MAK Shareholders elects TO HAVE AND TO HOLD the same and any other property as the Trustee may hereafter at any time hold or acquire hereunder IN TRUST, NEVERTHELESS, for the following uses and purposes and subject to the terms and conditions hereinafter set forth:

ARTICLE I.

CERTAIN DEFINITIONS

Section 1.1         Capitalized Terms. Certain capitalized terms used in this Agreement shall have the following meanings:

(a)	“20% Excess Shares” has the meaning given to it in Section 5.1(a).
(b)	“25% Excess Shares” has the meaning given to it in Section 5.1(b).

(c)        “Affiliate” means any Person that directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with, the first mentioned person.

(d)        “Beneficially Owned” means the ownership of Voting Securities by a Person that is deemed to be the Beneficial Owner thereof.

(e)        “Beneficial Owner” has the meaning given to it by Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended.

(f)        “Control” (including the terms “controlled,” “controlled by”, or “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of an entity.

(g)        “Excess Shares” means shares of Common Stock acquired by the MAK Shareholders within 360 days following Company shareholder approval of the Share Acquisition and which, when added with other shares of Common Stock Beneficially Owned by the MAK Shareholders, represent more than 19.99% of the then outstanding voting securities. For avoidance of doubt, if for any reason, shares of Common Stock that would otherwise be Excess Shares, when added together with other shares of Common Stock Beneficially Owned by the MAK Shareholders do not represent more than 19.99% of the then outstanding Voting Securities, then such shares of Common Stock shall not be “Excess Shares”.

(h)        “Effective Time” means the time, if any, at the Shareholder Meeting, or any adjournment thereof, that the Share Acquisition is authorized by the Company’s shareholders in accordance with the Control Share Acquisition Statute.

(i)        “Other Transaction” means any transaction or other action requiring authorization of the Company’s shareholders, in each case, that is not a Strategic Transaction, that, pursuant to the Company’s Articles of Incorporation, Code of Regulations or the Ohio General Corporation Law, requires the affirmative vote of at least two-thirds of the voting power of the Company at such time. For the avoidance of doubt, if any such transaction or other action, in each case, that is not a Strategic Transaction, requires the affirmative vote of at least two-thirds of the voting power of the Company pursuant to the Company’s Articles of Incorporation, Code of Regulations or the Ohio General Corporation Law as of the date hereof, but such voting threshold is lower than two-thirds for any reason after the date hereof, then such transaction or other action shall not be deemed to be an “Other Transaction” for purposes of this Agreement.

(j)	“Parties” has the meaning given to it in the recitals.

(k)        “Person” means any individual, corporation, partnership, limited liability partnership, limited liability company, firm, joint venture, association, joint stock company, trust, unincorporated organization, governmental entity or any other entity.

(l)        “Shareholder Meeting” means the special meeting of the Company’s shareholders to consider the Share Acquisition initially scheduled for January 5, 2010 and any postponements or adjournments thereof.

(m)       “Strategic Transaction” means any merger, consolidation, conversion, sale or disposition of stock, sale or disposition of assets or other business combination transaction, in each case, that, pursuant to the Company’s Articles of Incorporation, Code of Regulations or the Ohio General Corporation Law, requires the affirmative vote of at least two-thirds of the voting power of the Company at such time. For the avoidance of doubt, if any such merger, consolidation, conversion, sale or disposition of stock, sale or disposition of assets or other business combination transaction requires the affirmative vote of at least two-thirds of the voting power of the Company pursuant to the Company’s Articles of Incorporation, Code of Regulations or the Ohio General Corporation Law as of the date hereof, but such voting threshold is lower than two-thirds for any reason after the date hereof, then such transaction shall not be deemed to be a “Strategic Transaction” for purposes of this Agreement.

(n)        “Voting Securities” means shares of Common Stock and any class of capital stock of the Company that are then entitled to vote generally in the election of directors.

ARTICLE II.

EFFECTIVENESS

Section 2.1         Effectiveness of Agreement. This Agreement shall become effective at, and not before, the Effective Time. If the Share Acquisition is not approved by the Company’s shareholders in accordance with the Control Share Acquisition Statute at the Shareholder Meeting, or any adjournment thereof, then this Agreement shall be void ab initio.

ARTICLE III.

DECLARATION OF TRUST

Section 3.1         Purpose of the Voting Trust. The purpose of the Voting Trust is to hold the Excess Shares and to set forth the manner in which the Trustee shall hold and vote the Excess Shares.

Section 3.2         Transfer of Excess Shares. If at any time after the Effective Time, the MAK Shareholders shall Beneficially Own Excess Shares, the MAK Shareholders shall cause such shares to be issued in book form (or physical form) to and in the name of the Trustee, as Voting Trustee under this Agreement, and cause such Excess Shares if in physical form to be delivered to the Trustee, and the Trustee shall issue voting trust certificates registered in the name of the Beneficial Owner thereof. The Trustee is hereby fully authorized and empowered to receive from the MAK Shareholders such Excess Shares and upon such receipt the Excess Shares shall become the assets of the Voting Trust. The assets of the Voting Trust will consist solely of the Initial Cash Amount and the Excess Shares.

Section 3.3         Acceptance by Trustee. The Trustee hereby accepts (a) the trust created by this Agreement, (b) the appointment to serve as trustee hereunder and (c) the transfer of the Trust Excess Shares to be held as the assets of the Voting Trust. The Trustee agrees to hold the Excess Shares, to perform any act in respect of the Excess Shares and to release the Excess Shares only in accordance with the terms of this Agreement, and shall not have the power or authority to engage in any other activity or perform any act except in pursuit of the foregoing purpose and any activity that is necessary or incidental to the foregoing purpose.

Section 3.4         Evidence of Beneficial Interest. The MAK Shareholders shall be beneficiaries of the Voting Trust. Ownership of a beneficial interest in the Voting Trust shall be evidenced by voting trust certificates as maintained on the books and records of the Voting Trust by the Trustee.

Section 3.5         Nature of Voting Trust. The Voting Trust is intended to be a common law trust and is not intended to be and shall not be deemed to be, and shall not be treated as, a general partnership, limited partnership, joint venture, corporation, joint stock company, association or any other type of business entity. For purposes of this Agreement, the MAK Shareholders’ relationship to the Trustee shall be solely that of beneficiaries of the Voting Trust created by this Agreement.

ARTICLE IV.

THE TRUSTEE

Section 4.1         Term of Service. The Trustee shall serve until the earlier of (a) the termination of the Voting Trust in accordance with this Agreement or (b) such Trustee’s resignation, removal or liquidation. The Trustee may file this Agreement with the Secretary of the Company and may surrender stock certificates representing Excess Shares to the Company for cancellation and re-issuance of such Excess Shares in the name of the Trustee.

Section 4.2         Trust Continuance. The resignation, removal or liquidation of the Trustee shall not terminate the Voting Trust or revoke any existing agency created by the Trustee pursuant to this Agreement or invalidate any action theretofore taken by the Trustee, and each successor Trustee agrees that the provisions of this Agreement shall be binding upon and inure to the benefit of the successor Trustee and all his, her or its heirs and legal and personal representatives, successors or assigns.

Section 4.3         Services. The Trustee shall be entitled to engage in such other activities as it deems appropriate that are not in conflict with this Agreement.

Section 4.4         Resignation. The Trustee may resign at any time upon 30 days written notice to the MAK Shareholders; provided that such resignation shall only become effective upon the appointment of a successor Trustee that shall become fully vested with all of the rights, powers, duties and obligations of its predecessor, whereupon the predecessor Trustee shall be fully released from all responsibilities relating to the Voting Trust.

Section 4.5         Removal of Trustee. The Trustee may be removed at any time, upon 30 days written notice to the Trustee, with or without cause by the MAK Shareholders, and an individual or individuals and/or bank or trust company may be appointed by MAK Shareholders as successor Trustee. If the Trustee resigns or is removed or otherwise ceases to serve as Trustee hereunder and the MAK Shareholders fails to select a successor Trustee within 30 business days thereafter, any interested party (including the predecessor Trustee) may petition a court of competent jurisdiction for the appointment of a successor Trustee.

Section 4.6         Compensation and Expenses of Trustee. During the period of its service as the Trustee, the Trustee shall receive from the MAK Shareholders reasonable compensation as shall be agreed upon from time to time by the Trustee and the MAK Shareholders (and which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) for all services rendered by the Trustee hereunder and the MAK Shareholders shall reimburse the Trustee for all reasonable expenses (including reasonable attorneys’ fees) of the Trustee in performing its services hereunder.

Section 4.7         General Powers of the Trustee. (a) The Trustee is expressly authorized in accordance with the terms and conditions of this Agreement (i) to maintain record ownership of the Excess Shares, (ii) to vote or take any action by written consent with respect to all Excess Shares held by it pursuant to this Agreement, in person or by proxy, at all meetings of the stockholders of the Company and in all proceedings, actions or instruments where a vote or written consent of stockholders of the Company may be required or permitted by law and (iii) to distribute, directly or through one of its affiliates, the Excess Shares to such beneficiaries as are entitled to receive them in accordance with this Agreement. In addition, the Trustee shall have the following duties, which shall all be carried out in the State of Ohio or such other jurisdiction as the Trustee shall, from time to time, select as the situs of the trust:

(i)	To maintain records of the Voting Trust.
(ii)	To maintain an office for Trustee meetings and other trust business.
(iii)	To respond to inquiries concerning the Voting Trust from the MAK Shareholders.
(iv)	To execute documents with respect to Voting Trust account transactions, if any.
(v)	To initiate transactions on behalf of the Voting Trust, if any.

(vi)       To retain accountants, attorneys, agents and other advisers in connection with the performance of the Trustee’s duties.

(vii)      At the MAK Shareholder’s request and expense, to prepare or arrange for the preparation of all applicable tax returns and tax reporting on behalf of the Voting Trust. In the event the MAK Shareholder requests the Trustee prepare any tax returns, the Trustee is authorized to engage such independent accountant for the preparation of such tax returns as is reasonably acceptable to the MAK Shareholder.

(b)        The Trustee shall not have any duty or obligation to manage, control, prepare, file or maintain any report, financing or continuation statement, license or registration, use, sell, dispose of or otherwise deal with the Excess Shares, or otherwise to take or refrain from taking any action under or in connection with this Agreement or any other documents except pursuant to the express terms of this Agreement or to otherwise perfect or maintain the perfection of any security interest or lien granted to it hereunder or to prepare or file any SEC filing for the Voting Trust, the Trust assets or as relates to the MAK Shareholders or to record this Agreement or any document.

(c)        The Trustee shall be under no obligation to institute, conduct or defend any litigation, arbitration or other proceeding under this Agreement or otherwise or in relation to this Agreement (including, without limitation, in respect of any claim made relating to the Trust assets or the MAK Shareholders).

(d)        The Trustee shall incur no liability if, by reason of any provision of any present or future law or regulation thereunder, or by any force majeure event, including but not limited to natural disaster, war or other circumstances beyond its reasonable control, the Trustee shall be unable, prevented or forbidden from doing or performing any act or thing which the terms of this Agreement provide shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Agreement.

(e)        The Trustee shall not be required to take any action hereunder or otherwise if the Trustee in the opinion of nationally-recognized outside counsel, that such action is likely to result in liability on the part of the Trustee or is contrary to the terms hereof or is otherwise contrary to law.

(f)        The Trustee shall not be responsible for or in respect of the validity or sufficiency of this Agreement or for the due execution hereof by the MAK Shareholders or for the form, character, genuineness, sufficiency, value or validity of any of the Excess Shares.

Section 4.8         Standard of Care; Exculpation. Neither the Trustee nor any director, officer, affiliate, employee, employer, professional, agent or representative of the Trustee shall be personally liable in connection with the affairs of the Voting Trust to any person or entity except for such acts or omissions of the Trustee as shall constitute fraud, willful misconduct or gross negligence. Subject to the foregoing:

(a)        The Trustee shall be entitled to assume the validity and enforceability of all documents provided to it and that, subject to its reasonable belief, such documents are genuine and signed by the proper party or parties, without further inquiry;

(b)        The Trustee shall not be liable with respect to any action taken or omitted to be taken by it in accordance with the instructions provided hereunder;

(c)        The Trustee shall not be responsible for or in respect of and makes no representation as to the validity or sufficiency of any provision of this Agreement or for the due execution hereof by the other parties or for the form, character, genuineness, sufficiency, value or validity of any of the Trust estate;

(d)        Whenever the Trustee is unable to decide between alternative courses of action permitted or required by the terms of this Agreement, or is unsure as to the application, intent, interpretation or meaning of any provision of this Agreement, the Trustee shall promptly give notice (in such form as shall be appropriate under the circumstances) to the MAK Shareholders requesting instruction as to the course of action to be adopted, and, to the extent the Trustee acts in good faith in accordance with any such instruction from the MAK Shareholders, the Trustee shall not be liable on account of such action to any person. If the Trustee shall not have received appropriate instructions within ten calendar days of sending such notice (or within such shorter period of time as reasonably may be specified in such notice or may be necessary under the circumstances) it may, but shall be under no duty to, take or refrain from taking such action which is consistent, in its view, with this Agreement, and the Trustee shall have no liability to any person for any such action or inaction;

(e)        The Trustee shall incur no liability to anyone in acting upon any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper (any of which may be delivered to the Trustee by facsimile or electronically) reasonably believed by it to be genuine and reasonably believed by it to be signed by the proper party or parties and need not investigate any fact or matter in any such document as long as the Trustee has otherwise satisfied its obligations under this Agreement; and

(f)        The Trustee may accept a certified copy of a resolution of the board of directors or other governing body of any corporate party as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect.

Section 4.9         Indemnification. The MAK Shareholders shall be liable as primary obligor for, and shall indemnify the Trustee and its successors, assigns, officers, directors, employees affiliates and agents (the “Indemnified Parties”) from and against, any and all liabilities, obligations, losses, damages, taxes, claims, actions and suits, and any and all reasonable out of pocket costs, expenses and disbursements (including reasonable legal fees and expenses) of any kind and nature whatsoever (“Liabilities”) which may at any time be imposed on, incurred by, or asserted against the Trustee or any other Indemnified Party in any way relating to or arising out of this Agreement, the Excess Shares, the administration of the Trust or the action or inaction of the Trustee or any other Indemnified Party hereunder, except only that the MAK Shareholders shall not be liable for or required to indemnify an Indemnified Party from and against Liabilities arising or resulting from such Indemnified Party’s gross negligence, fraud, or willful misconduct. The indemnities contained in this Section shall survive the resignation or termination of the Trustee or the termination of this Agreement. Notwithstanding any other provision of this Agreement, in no event shall the Trustee be liable (i) for special, consequential or indirect damages or for any loss of business or profits or loss of opportunity, (ii) for the acts or omissions of its nominees, correspondents, agents or any depository or (iii) for the acts or omissions of brokers or dealers even if apprised of the possibility of such damages, losses, or expenses..

Section 4.10       No Liability for Acts of Successor, Predecessor Trustee. Upon delivery of the Excess Shares to a successor Trustee, the predecessor Trustee shall have no further liability or responsibility with respect thereto. A successor Trustee shall have no duty to examine or inquire into the acts or omissions of their immediate or remote predecessors and no successor Trustee shall be in any way liable for the acts or omissions of any predecessor Trustee unless the successor Trustee expressly assumes such responsibility.

Section 4.11       Agents, Etc. In the exercise or administration of the trust hereunder, in the exercise of its rights and powers and in the performance of its duties and obligations under this Agreement, the Trustee: (i) may act directly or through its agents (including its affiliates), attorneys, custodians or nominees pursuant to agreements entered into with any of them, and although the Trustee shall be responsible for all obligations of the Trustee hereunder, the Trustee shall not be liable for the conduct or misconduct of such agents, attorneys, custodians or nominees if such agents, attorneys, custodians or nominees shall have been selected by the Trustee in good faith, and (ii) may consult with counsel, accountants and other skilled professionals to be selected in good faith and employed by it, and the Trustee shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the opinion or advice of any such counsel, accountants or other such persons as long as no officer of the Trustee having direct responsibility for the administration of this Agreement has any actual knowledge that such opinion or advice is inappropriate or based on incorrect information.

Section 4.12       Trustee Acts as Trustee. In accepting the Voting Trust created hereby, the Trustee acts solely as trustee hereunder and not in any individual capacity, and all persons having any claim against the Trustee by reason of the transactions contemplated hereby shall not have any recourse to the Trustee in its individual capacity, except in the case of gross negligence, fraud or willful misconduct of the Trustee.

Section 4.13       No Expenses for the Trustee. The Trustee shall not have any obligation by virtue of this Agreement to spend any of its own funds, or to take any action which could, in the judgment of such Trustee, result in any cost or expense being incurred by the Trustee other than in connection with its own obligations hereunder. The Trustee shall not be required to take any action or refrain from taking any action under this Agreement unless it shall have been indemnified by the MAK Shareholders in a manner and form satisfactory to such Trustee against any liability, cost or expense (including counsel fees) which may be incurred in connection therewith. No provision of this Agreement shall be deemed to impose any duty on the Trustee to take any action if the Trustee shall have been advised by counsel that such action would expose it to personal liability, is contrary to the terms hereof or is contrary to law.

Section 4.14       MAK Shareholders Bound. Every MAK Shareholder shall be deemed conclusively for all purposes to have assented to this Agreement and to all of its terms, conditions and provisions and shall be bound thereby with the same force and effect as if such holder or bearer had executed this Agreement.

ARTICLE V.

DUTIES OF THE TRUSTEE

Section 5.1	Voting.

(a)        For so long as this Agreement is in effect, if at any time after the Effective Time there is a shareholder vote to approve a Strategic Transaction, the Trustee shall vote the Excess Shares representing more than 20% of the then outstanding Voting Securities eligible to vote for such transaction, and only such excess Voting Securities (the “20% Excess Shares”), solely in connection with a shareholder vote in favor of or against or abstaining from voting with respect to such Strategic Transaction, in the same proportion as those Voting Securities that are not 20% Excess Shares are voted by the Company’s shareholders (including the MAK Shareholders’ Voting Securities that are not 20% Excess Shares).

(b)        For so long as this Agreement is in effect, if at any time after the Effective Time there is a shareholder vote to approve any Other Transaction, the Trustee shall vote the Excess Shares representing more than 25% of the then outstanding Voting Securities eligible to vote for such transaction, and only such excess Voting Securities (the “25% Excess Shares”), solely in connection with a shareholder vote in favor of or against or abstaining from voting with respect to such Other Transaction in the same proportion as those Voting Securities that are not 25% Excess Shares are voted by the Company’s shareholders (including the MAK Shareholders’ Voting Securities that are not 25% Excess Shares). Any other Excess Shares shall be voted according to the instructions of the MAK Shareholders.

(c)        To effectuate the voting of the Excess Shares pursuant to Section 5.1 (a) or Section 5.1 (b), the Trustee shall execute a proxy card in respect of the Excess Shares and complete the affidavit attached as Exhibit A, the original of which shall be sent express delivery to the Inspector of Elections, and a copy of which shall be sent express delivery to the Company and to the MAK Shareholders.

(d)        Except as provided in Sections 5.1(a), (b) and (c), the Excess Shares shall be voted by the Trustee as directed by the Beneficial Owner thereof.

(e)        All other attributes of ownership of the Excess Shares shall inure for the benefit of the Beneficial Owner thereof and the Trust shall take instructions from such Beneficial Owner in connection therewith, including but not limited to the sale or disposition of such Excess Shares. Notwithstanding anything to the contrary, a Beneficial Owner shall be entitled to notify the Trustee in writing in the event that, as a result of the actions by a Beneficial Owner or otherwise, any Voting Securities shall no longer represent Excess Shares, and the Trustee shall cause certificates representing such shares to be returned to the Beneficial Owner, reissued in the name of such Beneficial Owner, or cause such shares to be delivered pursuant to such Beneficial Owner’s instructions.

ARTICLE VI.

REPRESENTATIONS AND WARRANTIES

Section 6.1         Representations and Warranties of the MAK Shareholders. Each MAK Shareholder, severally and not jointly, represents and warrants that:

(a)        This Agreement has been duly authorized, executed and delivered by the MAK Shareholder and, assuming that this Agreement constitutes a valid and binding obligation of the Trustee, constitutes a valid and binding obligation of the MAK Shareholder, enforceable against the MAK Shareholder in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity).

(b)        The execution and delivery of this Agreement by the MAK Shareholder do not, and the performance by the MAK Shareholder of its obligations under this Agreement will not, (i) to its knowledge, conflict with or violate any law, ordinance or regulation of any governmental entity applicable to the MAK Shareholder or (ii) conflict with or violate the governing documents of the MAK Shareholder.

Section 6.2	Representations and Warranties of the Trustee. The Trustee represents and warrants that:

(a)        This Agreement has been duly authorized, executed and delivered by the Trustee and, assuming that this Agreement constitutes a valid and binding obligation of each MAK Shareholder, constitutes a valid and binding obligation of the Trustee, enforceable against the Trustee in accordance with its terms (subject to applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity).

(b)        The execution and delivery of this Agreement by the Trustee do not, and the performance by the Trustee of its obligations under this Agreement will not, (i) to its knowledge, conflict with or violate any law, ordinance or regulation of any governmental entity applicable to the Trustee or (ii) conflict with or violate the governing documents of the Trustee.

ARTICLE VII.

TERMINATION

Section 7.1         Termination. Subject to Section 7.2, this Agreement shall be terminated automatically (a) if the Share Acquisition is not approved by the Company’s shareholders in accordance with the Control Share Acquisition Statute at the Shareholder Meeting, (b) if the vote necessary to approve all forms of Strategic Transactions and Other Transactions is lowered to the affirmative vote of a majority of the then outstanding Voting Securities (from two-thirds), (c) if the MAK/Paloma group dissolves subject to Section 7.3 below, or if the MAK Shareholders cease to Beneficially Own any Excess Shares, (d) on the tenth anniversary of the Effective Time; provided that this Agreement shall be extended for an additional five years, if at the tenth anniversary of the Effective Time the MAK Shareholders shall continue to hold Excess Shares, or (e) at any time that any Person (other than the MAK Shareholders) shall be deemed to Beneficially Own greater than 20% of the then outstanding Voting Securities; provided, however, that this Agreement shall not terminate pursuant to Section 7.1(e) if such Person shall, prior to or simultaneously with acquiring Voting Securities in an amount greater than 20% of the then outstanding Voting Securities, enter into a voting agreement that restricts such Person’s ability to vote such Voting Securities in a manner that is at least as restrictive, with respect to the voting of Voting Securities Beneficially Owned by such Person, as the provisions applicable to the MAK Shareholders under this Agreement. Prompt written notice shall be delivered to the Trustee upon any such cause of termination detailed in this Section 7.1.

Section 7.2         Effect of Termination. Upon termination of this Agreement, the rights and obligations of the Parties will terminate and become void without further action by any Party, except for the provisions of Article IV and Article VIII which will survive such termination, and any shares of Voting Securities or other securities held by the Trustee under this Agreement shall be returned to the Beneficial Owner thereof or delivered pursuant to the directions of the Beneficial Owner thereof.

Section 7.3         Dissolution of MAK/Paloma Group. In the event that MAK and Paloma are no longer members of a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, then this Agreement shall become null and void with respect to any of the MAK Shareholders that Beneficially Owns not more than 20% of the then outstanding Voting Securities (except for the provisions of Article VIII, which will survive such termination). Prompt written notice shall be delivered to the Trustee of any such dissolution of the MAK/Paloma group.

ARTICLE VIII.

MISCELLANEOUS

Section 8.1         Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, by facsimile (with confirmation) or by an overnight courier (with confirmation) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to the MAK Shareholders to:

MAK Capital Fund LP

590 Madison Ave, 9th Floor

New York, New York 10022

Facsimile:	212-486-4779
Attention:	David Smith, Chief Operating Officer

and

Paloma International L.P.

Two American Lane

Greenwich, Connecticut 06831

Facsimile:	203-861-3210
Attention:	Michael J. Berner

with a copy to:

McCarter & English, LLP

245 Park Avenue, 27 Floor

New York, New York 10167

Facsimile:	212-999-6891
Attention:	Howard M. Berkower
(b)	if to the Trustee

Computershare Trust Company, N.A.

350 Indiana Street, Suite 750

Golden, CO 80401

Facsimile:	303-262-0608
Attention:	John Wahl / Rose Stroud

Section 8.2         No Third Party Beneficiaries. Except for the Company which shall be a third party beneficiary of this Agreement, this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties.

Section 8.3         Assignment; Amendments; Successors. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party, in whole or part (whether by operation of law or otherwise), without the prior written consent of the other Parties, and any attempt to do so will be null and void. This Agreement may not be amended except by written agreement signed by all of the Parties. This Agreement will inure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

Section 8.4         Entire Agreement; Counterparts. This Agreement constitutes the entire agreement among the Parties and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the Parties with respect to the subject matter of this Agreement. This Agreement may be executed in any number of counterparts, all of which shall be deemed to be one and the same agreement. Executed copies of this Agreement may be delivered by facsimile or other electronic transmission.

Section 8.5         Specific Performance. The Parties agree that irreparable damage may occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms and that the Parties shall be entitled to seek an injunction or injunctions, without the requirement of posting a bond or other security, to prevent breaches of this Agreement and to enforce its specific terms, without limiting any other remedy at law or in equity.

Section 8.6         Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement, unless otherwise indicated. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.7         Severability. If any term or provision of this Agreement is found to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible, to the fullest extent permitted by applicable law, in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.8         GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF OHIO, WITHOUT GIVING EFFECT TO ANY APPLICABLE PRINCIPLES OF CONFLICT OF LAWS.

Section 8.9         SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS ARISING HEREUNDER BROUGHT BY ANY PARTY OR ITS SUCCESSORS OR PERMITTED ASSIGNS SHALL BE BROUGHT AND DETERMINED EXCLUSIVELY IN THE STATE AND FEDERAL COURTS LOCATED IN NEW YORK, NEW YORK. EACH PARTY AGREES THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 8.1 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY APPLICABLE LAWS WILL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed as of the date first written above.

THE SHAREHOLDERS:

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Company L.L.C., general partner

By: /s/ Michael J. Berner
Michael J. Berner, Vice President

THE TRUSTEE:

COMPUTERSHARE TRUST COMPANY, N.A.

By: /s/ John M. Wahl
John M. Wahl, Corporate Trust Officer

EXHIBIT A

AFFIDAVIT OF COMPUTERSHARE TRUST COMPANY, N.A., AS TRUSTEE

PURSUANT TO THAT CERTAIN VOTING TRUST AGREEMENT DATED AS

OF DECEMBER , 2009

1.         I, [insert name         ], am duly authorized by Computershare Trust Company, N.A. (“CTC”), to make this affidavit on CTC’s behalf, in its capacity as Trustee, under that certain Voting Trust Agreement dated December    , 2009 (a copy of which is attached hereto) (the “Voting Trust Agreement”) and to deliver this affidavit to Agilysys, Inc., an Ohio corporation (the “Company”), the Inspector of Election for the Shareholder Meeting noted below, and to the MAK Shareholders (as defined in the Voting Trust Agreement).

2.         CTC, as Trustee of the Voting Trust Agreement, holds of record (in physical or book form) [insert number of shares] shares of common stock, no par value of the Company (the “Shares”).

3.         CTC, as Trustee of the Voting Trust Agreement, hereby delivers the attached executed proxy in respect of the shareholders meeting scheduled to be held on [insert date] and any adjournments or postponements thereof (the “Shareholders Meeting”), and directs the Inspector of Election of the Shareholders Meeting and the Company to vote the Shares represented by said proxy on a pro rata basis as all shares of common stock of the Company, other than the Shares, are voted with respect to the following matter(s) [list each matter requiring pro rata voting].

Dated: {insert date	]

_______________________________________

Name:

Title

SUBSCRIBED AND SWORN

to before me this ____ day of

[insert date].

______________________________

NOTARY PUBLIC